Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 8

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Ault Lending, LLC

Purchase of Common Stock	6,025	$4.6590	02/20/2026
Purchase of Common Stock	8,081	$4.8539	02/23/2026
Purchase of Common Stock	200	$4.8700	02/23/2026
Purchase of Common Stock	2,231	$4.6996	02/24/2026
Purchase of Common Stock	970	$4.7290	02/25/2026
Purchase of Common Stock	2,106	$4.7385	02/26/2026
Purchase of Common Stock	10,060	$5.0041	02/27/2026
Purchase of Common Stock	5,000	$4.9351	03/02/2026
Purchase of Common Stock	21,500	$4.7961	03/03/2026

Milton C. Ault III

Purchase of Common Stock	100	$4.92	03/03/2026
Purchase of Common Stock	100	$4.91	03/03/2026
Purchase of Common Stock	100	$4.68	03/03/2026
Purchase of Common Stock	200	$4.60	03/03/2026